CannaPowder, Inc.

20 Raoul Wallenberg St.

Tel Aviv, Israel 6971916

July 27, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	CANNAPOWDER, INC.
Amendment No. 2 to Registration Statement on Form 10
Filed July 3, 2018
File No. 000-26027

This letter is in response to the staff’s comment letter dated July 16, 2018, with respect to the above-referenced Registration Statement on Form 10-12G/A filed by CannaPowder, Inc. (the “Issuer”) on July 3, 2018. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment. The staff should note that we expect to file the amendment by or about Tuesday, July 31, 2018.

Form 10-12G/A Filed July 3, 2018

Planned Research and Development and Current Trends, page 5

Comment 1. We note your response to prior comment 1. Please file complete and executed copies of the Feasibility Study and Option Agreement, License Agreement, and Research Agreement as exhibits to the registration statement.

Response 1. We will file as exhibits 10.1.2, 10.2.2 and 10.3.2 to the amended Form 10-12G/A copies of the complete/fully-executed and/or bearing conformed signatures of the Feasibility Study, Research Agreement and License Agreement.

Comment 2. We note your response to prior comment 2. Please revise your disclosure to provide the basis for your belief that nanoparticles offer improved bioavailability and improved efficacy.

Response 2. We have added disclosure supporting the basis for our belief that nanoparticles offer improved bioavailability, with reference to the attached published medical articles:

“Biocompatible nanoemulsions based on hemp oil and less surfactants for oral delivery of baicalein with enhanced bioavailability.”

Yin J1, Xiang C1, Wang P1, Yin Y2, Hou Y3.

Link: https://www.ncbi.nlm.nih.gov/pubmed/28435268

and

“Surface-modified solid lipid nanoparticles for oral delivery of docetaxel: enhanced intestinal absorption and lymphatic uptake.”

Cho HJ1, Park JW2, Yoon IS2, Kim DD3.

Link: https://www.ncbi.nlm.nih.gov/pubmed/24531717

Comment 3. We note your response to prior comment 3. Please expand the disclosure indicating that you plan to establish and operate several production facilities to study and medical cannabis and to develop cannabis-based powders for medical uses to clarify what steps you have taken towards the accomplishment of this goal, what necessary steps remain, and what are the expected costs. Additionally, include disclosure as to your present plans to develop your own final cannabis products.

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Response 3. We have expanded the disclosure to state that: “We have completed the basic formulation of the powder and the basic production process required to produce nano-powder out of Cannabis oil. The necessary steps for us to reach are to achieve a reproducible process which would result in a consistent yield and a stable powder with a practical shelf life. We currently plan two products: (i) Sub- lingual tablet; and (ii) Dry powder for inhalation. Nevertheless, we have not yet reached a conclusion regarding the indications which these products would address. The expected costs are projected to be approximately $385,000 to $565,000 during the next 18 months.

Our business plan is to establish the first production facility in Israel. This site will be the Company’s pilot site for all its developments, which is expected to be established before the end of 2019, dependent upon the continued availability of capital resources and the continued regulatory environment in Israel, which is expected to be maintained at least at the present levels. We plan, again subject to applicable regulatory conditions, is to follow our Israeli site with sites in the U.S., but only in those states where cannabis-based medical products are authorized for medicinal use and/or recreational use. However, at the date of this amended registration statement under the Exchange Act, we have not yet determined with precision the actual states where we contemplate establishing production facilities, because the regulatory environment of Cannabis in the U.S. is continuing to evolve. The Company also plans to establish a site in Canada and in Germany, both countries where medical cannabis is regulated but not subject to prohibition. In addition, Canada’s regulations permit a rather significant export activity of Cannabis products.”

Comment 4. We note your response to prior comment 4 and your revised disclosure which states: “It is our belief, that we cannot state with certainty based upon any accepted studies, that there is a general growing agreement that cannabinoid-based drugs have tolerable safety profiles.” Given that it is within the sole authority of the FDA or similar foreign regulator to determine the safety and efficacy of a drug and that safety is determined by reference to the indication being treated, the statement that cannabinoid-based drugs have tolerable safety profiles in not appropriate. Please delete the statement.

Response 4. In response to this comment, we have deleted this statement in its entirety.

The Medical Cannabis Market, page 7

Comment 5. We note your response to prior comment 9. Please revise the graphic on page 8 to ensure it is legible.

Response 5. We have enhanced the graphic to render it highly legible.

Government Regulation, page 10

Comment 6. We note your responses to prior comments 3 and 11 and your plan to sell nanometric cannabis powder to product development companies and the creation of your own final cannabis products. Please revise to disclose the impact of Good Manufacturing Practice regulations on your business and describe the FDA approval process for your planned final cannabis products.

Response 6. The impact of a Good Manufacturing Practice (“GMP”) certificate on the business is very limited as there are many states in the U.S. where a GMP certificate for a Cannabis product is not required and the Company does not limit itself where to operate. The Company did not perform any pre-industrial meeting with the FDA and has not begun to design a clinical trial with its planned products. As a result, the Company at present cannot determine with any certainty the FDA requirements required for approval of the planned products. The Company believes and the disclosure in the amended Form 10 will state that this information should be available at such time as the company will have a completed product and a candidate clinical indication. However, at present, this is information, if and when completed and ascertained, is at some future time and should be regarded as such. Our disclosure will include this uncertainty.

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The company’s officer and director may allocate his time to other businesses... , page 13

Comment 7. We note your response to prior comment 14 and your disclosure that “[m]anagement of the Company is engaged in several other business endeavors....” However, the business experience presented in Item 5. Directors and Executive Officers does not present business endeavors that Liron Carmel or Oded Gilboa are currently involved in. Please revise the discussions of their business experience to describe these endeavors or explain the apparent discrepancy.

Response 7. We will revise the disclosure under this section to state with respect to Messrs. Gilboa and Carmel as follows:

Mr. Oded Gilboa’s other business endeavors include providing financial statement preparation, book and record keeping and financial consulting for a number of small to medium sized businesses in addition to Canna Powder Inc. During the past five years, Mr. Gilboa has provided services to private Israeli companies including: (i) Bootnest Ltd, an Internet service provider with headquarters located in Ra’anana, Israel that identifies, develops and utilizes business opportunities in various fields of interest, with emphasis on business initiatives in the field of sports, among other fields, and provides business consulting and relates services in raising capital; and (ii) Professional Patent Solutions Ltd, engaged in developing technology based and industry-based IP strategies for leading start-ups and established companies in the fields of communication, semiconductors and computing principally in Israel.

Mr. Liron Carmel’s other business endeavors include providing management and strategic consulting services to a number of small to medium sized businesses in addition to CannaPowder Inc.

We face risks associated with laws and regulations applicable to controlled substances, page 15

Comment 8. We note your response to comment 12. Please revise the risk factor to describe the difficulties of complying with laws that differ from jurisdiction to jurisdiction and why these differences in the law may result in restrictions or limitations on your ability to distribute your products.

Response 8. We have revised the disclosure in this risk factor to more clearly state the difficulties we expect to confront in efforts to comply with the laws and regulations applicable in different jurisdictions in which we will seek to operate and further will disclose why and how these differences may restrict or limit our ability to commercially exploit and distribute our products in one or more jurisdictions where the regulations or laws are in conflict or are mutually exclusive.

Item 10. Recent Sales of Unregistered Securities, page 26

Comment 9. We note your response to prior comment 18. The information presented is inconsistent with your statement on page 4 that you have raised $1,226,900 to date in the equity raise. Please explain the discrepancy.

Response 9. We have revised the disclosure and, as a result, there is no inconsistency.

Amendment No. 1 to Form 10

Notes to Financial Statements (Unaudited) Note (2)

Going Concern, page F-8

Comment 10. Please revise your disclosure that states “The business plan of the Company transitioned from being a provider of online gaming software to the developer and provider of an intelligent decision support system (“IDSS”) utilized by the agriculture breeding industry, we were able to utilize our software programming expertise. Our business efforts are now being directed toward offering our IDSS Software program to a wide variety of users engaged in plant breeding, primarily within the seed industry. We plan on marketing our IDSS Software to agro-breeders, providing them with the ability to better plan, manage and analyze their breeding data and to perform research activities quickly and effectively so as to significantly increase production and plant quality”, as it does not appear that this is relevant to your operations.

Response 10. The staff is correct and this disclosure in Note 2 to the notes to financial statements was included in error. It was not only not relevant to our operations but also was not applicable to the former operations of the Company. As a result, the disclosure in Note 2 has been deleted.

General. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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Response. The Company acknowledges that the accuracy and adequacy of the disclosures contained in the Form 10 and any amendment is the responsibility of the Company and its management, notwithstanding any review, comments, action or absence of comments by the staff.

Respectfully submitted,

/s/: Liron Carmel
Liron Carmel, CEO

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